Management’s Discussion and Analysis of Results of
Operations and Financial Condition Nine Months
Ended September 30, 2004

This Management’s Discussion and Analysis should be read in conjunction with the Company’s unaudited consolidated financial statements for the nine months ended September 30, 2004 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. In addition, the following should be read in conjunction with the 2003 audited consolidated financial statements, the related annual Management’s Discussion and Analysis, and the Annual Information Form/40F on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of November 9, 2004.

THIRD QUARTER HIGHLIGHTS

•	Net earnings of $31.4 million ($0.06 per share), compared with $14.7 million ($0.03 per share) in 2003.

•	Operating cash flows of $46.2 million (2003 — $31.5 million).

•	Sales of 149,700 gold equivalent ounces and 36.4 million pounds of copper (2003 – 126,100 gold equivalent ounces and 28.3 million pounds of copper).

•	Total cash costs of minus $37 per gold equivalent ounce (2003;$98).

•	Debt-free, following repayment of $65.5 million of debt during the quarter.

•	$86.3 million cash distribution received from Alumbrera.

•	Entered into a $300 million acquisition facility, increasing cash resources available for acquisitions to $500 million.

•	Silver Wheaton transaction completed on October 15, 2004, resulting in Wheaton holding 75% of a pure silver company having a market capitalization of approximately $500 million (Wheaton’s share - $375 million).

•	Unsolicited takeover bid from Coeur d’Alene Mines successfully rejected.

OVERVIEW

Wheaton River Minerals Ltd. (“Wheaton” or the “Company”) is a growth-oriented precious metals mining company with operations in Mexico, Argentina, Brazil and Australia.

During 2002 Wheaton acquired the Luismin gold/silver mines in Mexico, followed by the 2003 acquisition of a 37.5% interest in the world-class Alumbrera gold/copper mine in Argentina and 100% of the Peak gold mine in Australia. The Company also acquired the Los Filos gold project in Mexico in 2003 and in January, 2004, acquired the Amapari gold project in northern Brazil.

In continuation of this growth strategy, during March 2004, Wheaton and IAMGold Corporation (“IAMGold”) announced that their boards of directors had agreed to combine the two companies, subject to shareholder approvals and certain other conditions. On July 6, 2004, IAMGold did not receive the necessary shareholder approvals and Wheaton terminated the agreement to combine with IAMGold.

In May 2004, Coeur d’Alene Mines Corporation (“Coeur”) launched an unsolicited takeover bid for Wheaton. In early September 2004, Wheaton’s Board of Directors recommended that Wheaton shareholders reject the Coeur offer as being financially inadequate and highly dilutive. On September 28, 2004 Coeur announced that their bid had failed.

Wheaton is now unhedged, debt-free and has available cash resources of $500 million to pursue further growth opportunities.

WHEATON RIVER MINERALS LTD          1

Summarized Financial Results

	September 30		June 30		March 31		December 31
	2004	2003	2004	2003	2004	2003	2003	2002
(Notes 2 and 3)
Sales ($000’s)	$103,251	$63,142	$89,268	$28,814	$113,204	$17,257	$103,420	$17,938
•Gold (ounces)	120,700	105,400	123,000	92,600	129,700	35,100	136,200	32,300
•Silver (ounces)	1,792,000	1,515,900	1,654,500	1,500,500	1,612,900	1,561,900	1,475,900	1,672,200
•Gold equivalent (ounces) (Note 1)	149,700	126,100	148,700	112,400	156,500	55,600	156,000	55,600
•Copper (lbs)	36,405,200	28,296,800	32,499,000	28,139,400	42,879,500	3,551,000	53,731,500	—
Net earnings ($000’s)	$31,377	$14,689	$21,120	$11,088	$33,671	$4,064	$27,818	$2,577
Earnings per share
•Basic	$0.06	$0.03	$0.04	$0.03	$0.06	$0.02	$0.06	$0.01
•Diluted	$0.05	$0.03	$0.03	$0.03	$0.05	$0.02	$0.05	$0.01
Cash flow from operations ($000’s)	$46,242	$31,453	$38,941	$20,990	$61,848	$9,752	$64,483	$5,631
Average realized gold price ($’s per ounce)	$402	$366	$388	$353	$412	$347	$385	$323
Average realized silver price
($’s per ounce)	$6.47	$5.00	$6.09	$4.61	$6.78	$4.64	$5.29	$4.51
Average realized copper price
($’s per lb)	$1.38	$0.81	$1.22	$0.74	$1.33	$0.68	$0.96	$—
Total cash costs (per gold
equivalent ounce) (Note 4)	$(37)	$98	$19	$90	$(67)	$175	$(39)	$186
Cash and cash equivalents
($000’s)	$90,004	$128,037	$103,482	$55,140	$173,814	$20,540	$151,878	$22,936
Total assets ($000’s)	$984,128	$711,648	$1,001,161	$618,419	$1,039,387	$377,267	$891,005	$152,098
Long-term debt ($000’s)	$—	$152,342	$65,463	$177,342	$132,783	$—	$122,423	$—
Shareholders’ equity ($000’s)	$735,516	$436,773	$701,821	$331,038	$679,901	$314,900	$556,118	$108,054

(1)	Gold and silver are accounted for as co-products at the Luismin mines. Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period. For the three months ended September 30, 2004, the equivalency ratio was 62 ounces of silver equals one ounce of gold sold (September 30, 2003 – 73).

(2)	Includes Peak’s results from March 18, 2003 onwards.

(3)	Includes, with the exception of sales, 25% of Alumbrera’s total operating results for the period March 18 to June 23, 2003, and 37.5% of the results for the period June 24, 2003 onwards. Sales include 37.5% of Alumbrera’s total sales for the period from June 24, 2003 onwards. Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

(4)	The calculation of total cash costs per ounce for Peak and Alumbrera is net of by-product copper sales revenue.

2          WHEATON RIVER MINERALS LTD

RESULTS OF OPERATIONS

		Three Months Ended September 30, 2004
	Luismin	Peak	Alumbrera	Amapari	Corporate	Total
	(Note 1)	(Note 2)	(Note 3)
Sales ($000’s)	$24,406	$14,610	$65,049	$—	$(814)	$103,251
• Gold (ounces)	33,400	33,100	54,200	—	—	120,700
• Silver (ounces)	1,792,000	—	—	—	—	1,792,000
• Gold equivalent (ounces) (Note 1)	62,400	33,100	54,200	—	—	149,700
• Copper (lbs)	—	1,491,500	34,913,700	—	—	36,405,200
Net earnings (loss) ($000’s)	$8,611	$4,563	$23,996	$181	$(5,974)	$31,377
Average realized gold price ($’s per ounce)	$402	$400	$405	$—	$—	$402
Average realized silver price ($’s per ounce)	$6.47	$—	$—	$—	$—	$6.47
Average realized copper price ($’s per lb)	$—	$1.29	$1.38	$—	$—	$1.38
Total cash costs (per gold equivalent ounce)	$150	$161	$(374)	$—	$—	$(37)

		Three Months Ended September 30, 2003
	Luismin	Peak	Alumbrera	Amapari	Corporate	Total
	(Note 1)	(Note 2)	(Note 3)
Sales ($000’s)	$17,152	$14,639	$31,351	$—	$—	$63,142
• Gold (ounces)	27,600	39,200	38,600	—	—	105,400
• Silver (ounces)	1,515,900	—	—	—	—	1,515,900
• Gold equivalent (ounces) (Note 1)	48,300	39,200	38,600	—	—	126,100
• Copper (lbs)	—	1,843,000	26,453,800	—	—	28,296,800
Net earnings (loss) ($000’s)	$4,145	$1,721	$8,919	$—	$(96)	$14,689
Average realized gold price ($’s per ounce)	$366	$365	$366	$—	$—	$366
Average realized silver price ($’s per ounce)	$5.00	$—	$—	$—	$—	$5.00
Average realized copper price ($’s per lb)	$—	$0.80	$0.81	$—	$—	$0.81
Total cash costs (per gold equivalent ounce)	$180	$223	$(132)	$—	$—	$98

(1)	Gold and silver are accounted for as co-products at the Luismin mines. Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period. For the three months ended September 30, 2004 the equivalency ratio was 62 ounces of silver equals one ounce of gold sold (September 30, 2003 - 73).

(2)	The calculation of total cash costs per ounce of gold at Peak is net of by-product copper sales revenue.

(3)	Includes Wheaton’s 37.5% share of the results of Alumbrera. The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, average total cash costs at Alumbrera for the three months ended September 30, 2004 would be $185 per ounce of gold and $0.53 per pound of copper (September 30, 2003 — $151 per ounce of gold and $0.41 per pound of copper).

WHEATON RIVER MINERALS LTD   3

		Nine Months Ended September 30, 2004
	Luismin	Peak	Alumbrera	Amapari	Corporate	Total
	(Note 1)	(Note 2)	(Note 4)
Sales ($000’s)	$70,830	$44,054	$193,514	$—	$(2,675)	$305,723
• Gold (ounces)	99,300	99,500	174,600	—	—	373,400
• Silver (ounces)	5,059,400	—	—	—	—	5,059,400
• Gold equivalent (ounces) (Note 1)	180,800	99,500	174,600	—	—	454,900
• Copper (lbs)	—	5,468,600	106,315,100	—	—	111,783,700
Net earnings (loss) ($000’s)	$18,888	$10,933	$71,768	$396	$(15,817)	$86,168
Average realized gold price ($’s per ounce)	$401	$395	$404	$—	$—	$401
Average realized silver price ($’s per ounce)	$6.44	$—	$—	$—	$—	$6.44
Average realized copper price ($’s per lb)	$—	$1.30	$1.31	$—	$—	$1.31
Total cash costs (per gold equivalent ounce)	$159	$184	$(346)	$—	$—	$(29)

		Nine Months Ended September 30, 2003
	Luismin	Peak	Alumbrera	Amapari	Corporate	Total
	(Note 1)	(Note 2)	(Notes 3 and 4
Sales ($000’s)	$47,908	$25,719	$35,586	$—	$—	$109,213
• Gold (ounces)	78,200	70,800	84,100	—	—	233,100
• Silver (ounces)	4,578,300	—	—	—	—	4,578,300
• Gold equivalent (ounces) (Note 1)	139,200	70,800	84,100	—	—	294,100
• Copper (lbs)	—	1,843,000	58,144,200	—	—	59,987,200
Net earnings (loss) ($000’s)	$10,225	$2,898	$17,142	$—	$(424)	$29,841
Average realized gold price ($’s per ounce)	$356	$355	$358	$—	$—	$356
Average realized silver price ($’s per ounce)	$4.75	$—	$—	$—	$—	$4.75
Average realized copper price ($’s per lb)	$—	$0.82	$0.77	$—	$—	$0.77
Total cash costs (per gold equivalent ounce)	$188	$230	$(108)	$—	$—	$114

(1)	Gold and silver are accounted for as co-products at the Luismin mines. Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period. For the nine months ended September 30, 2004 the equivalency ratio was 62 ounces of silver equals one ounce of gold sold (September 30, 2003 - 75).

(2)	Peak results include the Company’s 100% interest from March 18, 2003 onwards. The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue.

(3)	Includes, with the exception of sales, 25% of Alumbrera’s total operating results for the period March 18 to June 23, 2003, and 37.5% of the results for the period June 24, 2003 onwards. Sales include 37.5% of Alumbrera’s total sales for the period from June 24, 2003 onwards. Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

(4)	The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, average total cash costs at Alumbrera for the nine months ended September 30, 2004 would be $163 per ounce of gold and $0.50 per pound of copper (September 30, 2003 - $145 per ounce of gold and $0.39 per pound of copper).

4   WHEATON RIVER MINERALS LTD

OPERATIONAL REVIEW

Luismin Mines

		Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
		2004	2004	2004	2003	2003
• Ore mined (tonnes)		191,800	198,200	214,000	181,800	186,300
• Ore milled (tonnes)		187,800	192,600	209,800	176,000	182,800
• Grade	- Gold (grams/tonne)	5.95	5.61	5.19	5.21	5.01
	- Silver (grams/tonne)	326.23	302.17	266.00	291.15	285.88
• Recovery	- Gold (%)	95	95	94	97	97
	- Silver (%)	91	89	90	90	91
• Production	- Gold (ounces)	34,200	33,300	32,700	28,100	28,300
	- Silver (ounces)	1,798,700	1,664,400	1,615,500	1,483,300	1,520,700
	- Gold equivalent (ounces) (Note 1)	63,100	59,600	59,100	48,000	49,200
• Sales	-($’000’s)	$24,406	$22,709	$23,715	$18,343	$17,152
	- Gold (ounces)	33,400	33,500	32,400	28,100	27,600
	- Silver (ounces)	1,792,000	1,654,500	1,612,900	1,475,900	1,515,900
	- Gold equivalent (ounces) (Note 1)	62,400	59,200	59,200	47,900	48,300
• Net earnings ($’000’s)		$8,611	$4,636	$5,641	$577	$4,145
• Average realized gold price ($’s per ounce)		$402	$392	$410	$393	$366
• Average realized silver price ($’s per ounce)		$6.47	$6.09	$6.78	$5.29	$5.00
• Total cash costs (per gold equivalent ounce)		$150	$159	$170	$179	$180

(1)	Gold and silver are accounted for as co-products at the Luismin mines. Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period. For the three months ended September 30, 2004 the equivalency ratio was 62 ounces of silver equals one ounce of gold sold (September 30, 2003 – 73).

During the third quarter of 2004, the Luismin gold/silver operations in Mexico sold 62,400 gold equivalent ounces, compared with sales of 48,300 gold equivalent ounces in the same period of 2003. This 29% increase was primarily due to increased gold and silver grades processed. Sales revenue increased 42% from the same period in 2003, due to the increased volumes sold and increases in the price of gold (+10%) and silver (+29%).

Total cash costs were $150 per gold equivalent ounce in the third quarter of 2004, compared with $180 during the third quarter of 2003 and $159 in the second quarter of 2004, mainly due to the increased gold and silver grades processed.

General and administrative expenses for the third quarter of 2004 were $932,000, compared with $937,000 in the same period of 2003 and $1,253,000 in the second quarter of 2004. Income tax expense, which typically approximates 33%, was 23%, contributing approximately $1.0 million of net earnings for the quarter. The reduced tax rate for the quarter arose primarily as a result of higher tax deductions on inter-company financing from Wheaton.

As a result, Luismin generated net earnings of $8,611,000 for the quarter, more than double the 2003 third quarter earnings.

Throughout 2004 significant exploration results have been achieved at the Luismin mines; including deep and on-strike extensions of the San Dimas central block veins and new discoveries, including the Itzel vein system and the Paula and Nancy veins. During the third quarter the development of these veins have continued with very good results. At San Martin, Cuerpo 30 has also proved to be more significant in size than expected, and development has reached Cuerpo 31, where drill results indicate better than expected grades. The exploration results have been achieved through a combination of geophysical surveys, deep diamond drilling and underground development, and are currently in the process of being fully quantified.

WHEATON RIVER MINERALS LTD    5

Peak Mine

		Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
		2004	2004	2004	2003	2003
• Ore mined (tonnes)		144,400	114,000	178,300	219,200	352,700
• Ore milled (tonnes)		162,200	164,600	170,800	153,100	157,500
• Grade	- Gold (grams/tonne)	7.94	7.04	6.44	5.93	7.81
	- Copper (%)	0.55	0.55	0.83	0.54	0.53
• Recovery	- Gold (%)	89	89	91	88	85
	- Copper (%)	81	68	82	77	84
• Production	- Gold (ounces)	37,100	32,900	32,100	25,700	33,600
	- Copper (lbs)	1,590,200	1,331,300	2,578,900	1,396,800	1,438,100
• Sales	-($’000’s)	$14,610	$14,137	$15,307	$10,756	$14,639
	- Gold (ounces)	33,100	33,000	33,400	26,500	39,200
	- Copper (lbs)	1,491,500	1,384,900	2,592,200	1,121,100	1,843,000
• Net earnings ($’000’s)		$4,563	$3,132	$3,238	$2,379	$1,721
• Average realized gold price ($’s per ounce)		$400	$379	$405	$391	$365
• Average realized copper price ($’s per lb)		$1.29	$1.28	$1.29	$0.90	$0.80
• Total cash costs (per ounce) (Note 1)		$161	$172	$217	$302	$223

(1)	The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue.

Peak sold 33,100 ounces of gold and 1.5 million pounds of copper during the three months ended September 30, 2004, compared with 39,200 ounces of gold and 1.8 million pounds of copper during the same period of 2003. Despite this decrease in sales volumes, sales revenue was almost unchanged from 2003, as a result of higher gold (+10%) and copper (+61%) prices.

Ore mined for the third quarter was 144,400 tonnes, down significantly from the same period last year, due primarily to ceasing production from the New Cobar open pit in the first quarter of 2004. Since that date, all ore mined has been from underground operations.

Gold production for the third quarter increased 13% as compared with the second quarter, as a result of increased grades processed. Copper production increased 19%, as compared with the second quarter, as a result of increased recoveries (81% versus 68%). Second quarter recoveries were unusually low as a result of processing 50,000 tonnes of stockpiled open pit ore during the quarter.

Total cash costs averaged $161 per ounce (net of by-product copper sales revenue) during the quarter, compared with $223 per ounce during the comparative quarter in 2003. Approximately $35 per ounce of this improvement is attributable to cost improvements implemented since June 2003, which were achieved despite a 7% strengthening in the average Australian/US dollar exchange rate. Total cash costs were further reduced by approximately $25 per ounce due to higher by-product copper credits resulting from the 61% increase in copper prices.

Negotiations were completed on a new power supply contract during the quarter. This process resulted in a four year contract being finalized at prices substantially lower than those in place prior to Wheaton’s purchase of Peak. The ongoing commercial review of the mine operations has consistently resulted in the reduction of unit prices of supplies and contracts. An agreement for the ongoing sale of copper/gold concentrate until the end of 2005 was also completed during the quarter.

As a result, Peak generated net earnings of $4,563,000 for the quarter, its most profitable result in more than two years.

Development of the New Cobar decline was commenced during the quarter, from a portal in the recently completed New Cobar open pit. As at September 30, 2004, the decline had been advanced 275 meters and is destined to allow development of ore below the old open pit. Production from this ore body is expected to commence in late 2005.

6    WHEATON RIVER MINERALS LTD

Exploration activity continued in the quarter with drilling at Chesney, Gladstone, Great Cobar and Illewong. Positive results included getting a clear indication of significant mineralization within Chesney in areas previously considered to be barren. The drilling at Illewong, a grass roots area, showed indications of gold mineralization.

Alumbrera Mine (Wheaton interest – 37.5%)

		Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
(Wheaton’s share only)		2004	2004	2004	2003	2003
• Ore mined (tonnes)		2,935,000	3,113,700	2,836,900	2,409,000	2,219,300
• Ore milled (tonnes)		3,400,600	3,222,200	3,171,400	3,415,000	3,043,100
• Grade	- Gold (grams/tonne)	0.65	0.64	0.80	0.94	0.83
	- Copper (%)	0.54	0.49	0.58	0.69	0.67
• Recovery	- Gold (%)	77	74	77	74	73
	- Copper (%)	89	88	91	89	89
• Production	- Gold (ounces)	55,200	49,200	62,800	75,900	59,000
	- Copper (lbs)	36,151,200	30,193,700	36,512,700	47,098,200	39,895,700
• Sales	-($’000’s)	$65,049	$53,353	$75,112	$74,320	$31,351
	- Gold (ounces)	54,200	56,500	63,900	81,600	38,600
	- Copper (lbs)	34,913,700	31,114,100	40,287,300	52,610,400	26,453,800
• Net earnings ($’000’s)		$23,996	$16,923	$30,849	$26,015	$8,919
• Average realized gold price ($’s per ounce)		$405	$388	$417	$379	$366
• Average realized copper price ($’s per lb)		$1.38	$1.21	$1.33	$0.96	$0.81
• Total cash costs (per ounce) (Note 1)		$(374)	$(218)	$(435)	$(277)	$(132)

(1)	The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, third quarter 2004 average total cash costs at Alumbrera for the three months ended September 30, 2004 would be $185 per ounce of gold and $0.53 per pound of copper (September 30, 2003 – $151 per ounce of gold and $0.41 per pound of copper). This year-on-year increase in total cash costs primarily arises as a result of a 22% decrease in gold grades milled and a 19% decrease in copper grades milled, as compared with the third quarter of 2003.

Wheaton’s share of Alumbrera’s third quarter 2004 sales amounted to 54,200 ounces of gold and 34.9 million pounds of copper, compared with 38,600 ounces of gold and 26.5 million pounds of copper during the third quarter of 2003. The 2003 sales were unusually low, as a result of product shipments late in the quarter (Wheaton’s share – 20,400 ounces of gold and 13.4 million pounds of copper) not being recognized in sales until the fourth quarter. Gold and copper production was higher than in the second quarter in accordance with the mine plan, and fourth quarter production is anticipated to increase further.

The third quarter average realized copper price of $1.38 per pound was significantly higher than the 2003 price of $0.81 per pound and was the primary reason for the lower total cash costs in 2004 versus 2003, which are presented net of by-product copper sales revenue.

Mill production during the quarter achieved two consecutive months of over 3 million tonnes throughput (100% basis) as the newly commissioned flotation plant is optimized. This increased throughput is expected to continue.

During the quarter, Alumbrera commenced accruing cash taxes payable, which will be due in May, 2005. Wheaton’s share at September 30, 2004 amounted to $22.7 million.

Wheaton’s share of Alumbrera’s net earnings for the quarter amounted to $24.0 million, a significant increase as compared with the 2003 earnings of $8.9 million.

During the third quarter, Wheaton received a cash distribution from Alumbrera of $86.3 million (2003 – $22.5 million). This followed the early repayment of the Alumbrera bank debt during the second quarter of 2004, allowing all future cash generated by the mine operations to be distributable to the owners.

WHEATON RIVER MINERALS LTD  7

PROJECT DEVELOPMENT REVIEW

Amapari Project

Construction and development activity at the Amapari open pit heap leach project in northern Brazil accelerated during the period, with design work on the project over 90% complete at quarter end. Project construction manning numbers have reached over 890 and will rise to a peak of about 1,200 before reducing considerably for commissioning and operations in the fourth quarter of 2005.

The site civil works program has been running at over 50,000 tonnes per day of cut and fill earth movement. The permanent access road was opened with completion expected in November, thus eliminating the use of the longer, less efficient, exploration access road.

Equipment and contract commitments now include the plant tankage and heap leach and pond liners. All mining equipment has now been ordered with some trucks already working on the site. Pit pre-stripping will commence in earnest in the fourth quarter of 2004. Equipment delivery of crushers, and heap leach stackers and reclaimers, will occur in the fourth quarter with erection to immediately follow.

Infill drilling of the ore bodies continued with over 8,000 meters of drilling completed year to date. This drilling is designed to more finely define the ore bodies for detailed operational mine planning. Results so far clearly confirm the known ore boundaries and may increase the reserve. A revised ore reserve estimate as at December 31, 2004 will be completed early in 2005.

House refurbishment activity continued in the existing nearby town of Serra de Navio where senior operations staff will be accommodated. The permanent senior operations management team is largely in place with detailed planning for mine commissioning well underway.

The operations team has embarked on a number of sustainable development initiatives in the community including local business development, health and education support, and training in agricultural methods. This commitment to sustainable development will continue for the life of the project as it does at all Wheaton operations in accordance with corporate philosophies.

Capital expenditures of $8,651,000 during the quarter were in line with the budget.

Los Filos Project

The Los Filos project in Mexico continues to advance well. Since Los Filos was acquired in November 2003, over 20,000 meters of core drilling has been completed, primarily to provide metallurgical samples, improve geotechnical information, increase resource confidence and for condemnation in areas where mineralization was not closed off by previous drilling. Step out drilling has been successful to the east, with the best result from drill hole LF18-04, reporting 3.77 g/t of gold over 48 meters of core length. Drilling continues in this zone. Wheaton has recently received an updated resource model for Los Filos from Snowden Mineral Industry Consultants of Vancouver, Canada, which demonstrates an increase in the global resource at Los Filos of over 15% since acquisition, as a result of exploration success.

8    WHEATON RIVER MINERALS LTD

An optimization pit using a gold price of $375 per ounce reports the following in-pit resources:

		Gold	Contained
Resource Class	Ore	Grade	Gold
	Tonnes (000’s)	(grams/tonne)	Ounces (000’s)
Measured Mineral Resource:
Crush-Leach (+0.5 g/t gold)	12,453	1.05	421
ROM Leach (0.22-0.5 g/t gold)	5,130	0.37	61

Total Measured Resource	17,583	0.85	482

Indicated Mineral Resource:
Crush-Leach (+0.5 g/t gold)	28,000	1.43	1,286
ROM Leach (0.22-0.5 g/t gold)	16,364	0.34	178

Total Indicated Resource	44,364	1.03	1,465

Measured and Indicated Resource:
Crush-Leach (+0.5 g/t gold)	40,453	1.31	1,707
ROM Leach (0.22-0.5 g/t gold)	21,494	0.35	240

Total Measured and Indicated Resource	61,947	0.98	1,947

Inferred Mineral Resource:
Crush-Leach (+0.5 g/t gold)	2,621	0.97	81
ROM Leach (0.22-0.5 g/t gold)	3,105	0.34	34

Total Inferred Resource	5,726	0.63	116

•	This resource estimate is calculated as of September 30, 2004 in accordance with the standards of Canadian Institute of Mining, Metallurgy, and Petroleum National Instrument 43-101 (“NI 43-101”).

•	Resource estimate by Andrew P. Ross, P.Geo. of Snowden Mining Industry Consultants, Vancouver. Optimization Pit Shell reported by Mike Hester, P.Eng., of Independent Mining Consultants, Tucson, Arizona. Both are Qualified Persons as per NI 43-101.

•	Drilling, sampling, and sample security under the supervision of Reynaldo Rivera, Luismin Chief Geologist and member of AUSIMM, and Randy V.J. Smallwood, P.Eng., Director, Project Development for Wheaton River Minerals Ltd. Procedures reviewed and approved by Andrew Ross, P.Geo., of Snowden Mineral Industry Consultants. All are Qualified Persons as per NI 43-101.

•	Mineral resources do not have demonstrated economic viability.

The metallurgical testing program is nearly complete, and heap pad geotechnical investigations have been completed. The Los Filos Feasibility Study is expected to be completed by March 31, 2005, incorporating the revised resource model. Permitting and community discussions are well under way, with a surface rights agreement signed with the local community that covers all surface areas of the project. Wheaton anticipates production from Los Filos early in 2006.

WHEATON RIVER MINERALS LTD   9

Corporate

	Three Months Ended		Nine Months Ended
	September 30		September 30
(in thousands)	2004	2003	2004	2003
General and administrative expenses	$(1,526)	$(980)	$(5,448)	$(3,131)
Interest and finance fees	(1,037)	(930)	(2,565)	(1,026)
Gain on sale of marketable securities	1,316	1,231	1,415	2,005
Corporate transaction costs	(1,427)	—	(4,238)	—
Share purchase option expense	(344)	—	(1,429)	(293)
Amortization	(884)	(378)	(1,563)	(421)
Other	(2,072)	746	(2,969)	1,831

Loss before income taxes	(5,974)	(311)	(16,797)	(1,035)
Income tax recovery	—	215	980	611

Corporate net loss	$(5,974)	$(96)	$(15,817)	$(424)

Increased corporate activity resulted in higher general and administrative expenses during 2004 in comparison with 2003.

Interest and finance fees relate primarily to the June 2003 bank debt financing to acquire an additional 12.5% interest in Alumbrera. This debt was fully repaid during the quarter out of cash on hand.

Corporate transaction costs for the third quarter mainly represent costs incurred to successfully reject the unsolicited bid by Coeur which concluded September 28, 2004 when they announced they had failed to garner enough support to pursue their bid. Also included are additional costs incurred for the previously proposed business combination with IAMGold. On July 6, 2004, IAMGold did not receive the necessary shareholder approvals to effect the proposed combination and Wheaton terminated the agreement with IAMGold.

Effective January 1, 2004, the Company retroactively adopted the amended recommendations of the CICA Handbook Section 3870, “Stock-Based Compensation and other Stock-based Payments”, whereby the fair value of all stock options granted is estimated using the Black-Scholes method and are recorded in operations over their vesting periods. In 2003, stock-based awards made to non-employees were recognized and measured using the fair value based method at the date of grant, whereas for stock options granted to employees and directors, no expense was recorded. The amended recommendations have been applied retroactively from January 1, 2002 in the financial statements, without restatement of prior periods. As a result, as of January 1, 2004, retained earnings decreased by $16,848,000, share purchase options (a separate component of shareholders’ equity) increased by $14,861,000, share capital increased by $1,883,000 and contributed surplus increased by $104,000.

The total compensation expense recognized in the statement of operations for share purchase options granted in the three months ended September 30, 2004 amounted to $344,000 (nine months ended September 30, 2004 – $1,429,000). Had the same basis been applied to 2003 share purchase options granted, net earnings would have been as follows:

	Three Months	Nine Months
	Ended	Ended
(in thousands, except per share amounts)	Sep 30, 2003	Sep 30, 2003
Net earnings	$14,689	$29,841
Additional compensation expense of employees	(124)	(9,181)

Pro forma net earnings	$14,565	$20,660

Pro forma basic and diluted earnings per share	$0.03	$0.05

10   WHEATON RIVER MINERALS LTD

Stock-based compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 50% (2003 – 60%), an annual risk free interest rate of 3% (2003 – 4%) and expected lives of three years (2003 – three years).

Amortization expense was higher for the quarter as compared with 2003 as it includes amortization of debt issue costs on the recent $300 million acquisition facility entered into in August 2004. Other expenses include the amortization against sales of the cost of gold put options, which were required to be purchased under the Company’s June 2003 debt financing.

No significant cash taxes were paid during 2004.

Non GAAP measures – total cash cost per gold equivalent ounce calculation

The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The following table provides a reconciliation of total cash costs per ounce to the financial statements:

	Three Months Ended		Nine Months Ended
	September 30		September 30
(in thousands, except per ounce amounts)	2004	2003	2004	2003
Cost of sales per financial statements	$37,970	$28,446	$111,773	$53,292
Alumbrera equity adjustment (Note 1)	—	—	—	(1,769)
Treatment and refining charges	7,053	6,158	21,956	6,362
Non-cash adjustments	(1,198)	(318)	(2,665)	—
By-product copper sales	(51,275)	(23,427)	(149,182)	(26,381)
Royalties	1,929	1,480	4,723	1,905

	$(5,521)	$12,339	$(13,395)	$33,409

Divided by gold equivalent ounces sold	149,700	126,100	454,900	294,100
Total cash costs per ounce	$(37)	$98	$(29)	$114

(1)	Total cash costs are calculated as if the Company’s initial acquisition of a 25% interest in Alumbrera had been accounted for on a proportionately consolidated basis. The consolidated financial statements however present the initial 25% interest using the equity method until the Company increased its interest to 37.5% on June 24, 2003, and thereafter accounted for its interest on a proportionately consolidated basis.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2004 the Company had cash and cash equivalents of $90.0 million (December 31, 2003 – $151.9 million) and working capital of $115.4 million (December 31, 2003 – $147.5 million).

In the opinion of management, the working capital at September 30, 2004, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.

Total assets increased to $984.1 million at September 30, 2004 from $891.0 million at December 31, 2003. Contributing to the growth was the January 9, 2004 acquisition of the Amapari gold project located in northern Brazil for $25 million in cash, 33.0 million Wheaton River common shares and 21.5 million Wheaton River Series “B” common share purchase warrants. Based upon the trading price of the common shares and warrants at the time of closing, this represents aggregate consideration of approximately $114.6 million, including $1.1 million of acquisition costs.

During the quarter, the Company generated operating cash flows of $46,242,000, compared with $31,453,000 during the same period of 2003. For the nine months to September 30, 2004, operating cash flows were $147,031,000, compared with $62,195,000 in 2003.

During 2003, the Company entered into a $75 million bank loan facility which consisted of a $50 million term loan bearing interest at LIBOR plus 2.75% and a $25 million revolving working capital facility bearing interest at LIBOR plus 3%. During June 2004, the Company amended the facility such that the full $75 million is a revolving working capital facility. The amended facility bears interest

WHEATON RIVER MINERALS LTD   11

at LIBOR plus 1.625% to 2.25% depending on covenant ratios, has no set repayment terms, and matures in June 2007. The balance of this facility at September 30, 2004 was $nil (December 31, 2003 – $45,000,000).

During August 2004, the Company entered into a $300 million acquisition facility which is available to finance up to three separate acquisitions. The facility is available until November 24, 2005, and amounts drawn down are required to be refinanced or repaid by February 24, 2006. Net proceeds from any debt refinancing or equity issue (not undertaken in connection with an acquisition) together with the net proceeds from significant asset sales, will be applied to prepay amounts outstanding under the facility. Security will be granted under the facility only over acquired assets, together with guarantees by any subsidiaries of Wheaton which acquire such assets. Amounts drawn down under the facility will bear interest at LIBOR plus 2.25% per annum, increasing to LIBOR plus 4.5% per annum over the term of the facility. Related debt issue costs during the quarter of $6,733,000 have been deferred and, to September 30, 2004, $561,000 has been amortized to earnings.

During the quarter, Wheaton repaid long-term debt of $65,463,000. As a result, total long-term debt at September 30, 2004 was $nil, compared with $122,423,000 at December 31, 2003.

During the three months ended September 30, 2004, the Company disposed of marketable securities for a gain of $1,316,000 and invested a total of $21,945,000 in property, plant and equipment, including $6,325,000 at the Luismin operations, $2,948,000 at Peak, $4,016,000 at Alumbrera and $8,651,000 at Amapari.

As of November 9, 2004, there were 570,289,000 common shares of the Company issued and outstanding. In addition, the Company had 22,499,000 stock options outstanding under its share option plan and 176,359,000 share purchase warrants outstanding.

Derivative instruments

The Company has employed metal, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates. In 2003, the Company acquired put options to sell gold at a price of $300 per ounce during the period from January 2004 to June 2008. At September 30, 2004, the Company held put options to sell 569,000 ounces of gold and the fair value of these options was $585,000. During 2003, the Company also entered into a gold-indexed interest rate swap transaction which has a fair value at September 30, 2004 of minus $1,435,000.

Commitments

Commitments exist for capital expenditures in 2004 and 2005 of $18,641,000 and $3,378,000 respectively.

Long-term debt

The Company repaid all long-term debt during the quarter.

Related party transactions

In 2001, the Company entered into a financial advisory agreement with Endeavour Financial Corporation (“Endeavour”), a corporation which until July 2004 had two directors in common. Under the terms of this agreement, which can be cancelled on 30 days notice, Endeavour provides financial advisory services to the Company and is entitled to a monthly fee of $10,000 and a success fee to be negotiated based on the value of any acquisitions, dispositions and financings. During the third quarter of 2004, Endeavour was paid consulting and financial advisory fees of $1,234,000 (2003 – $30,000), primarily related to services provided in securing the Company’s $300 million acquisition facility. A further fee of $1,125,000 is payable to Endeavour upon the first draw down under this facility.

12    WHEATON RIVER MINERALS LTD

OUTLOOK

The Company has planned capital expenditures for the remainder of 2004 of approximately $33 million. Of these, approximately $16 million will be incurred at Amapari, $5 million at Peak, $2 million at Alumbrera, and $10 million at the Luismin operations (of which $3 million relates to Los Filos and $7 million to San Dimas and San Martin).

On October 15, 2004, Wheaton and Chap Mercantile Inc. (“Silver Wheaton”) announced the closing of the previously disclosed Silver Wheaton transaction. Pursuant to the transaction, Silver Wheaton agreed to purchase 100% of the silver produced by Wheaton’s Luismin mining operations in Mexico for an upfront payment of Cdn$46 million in cash and 540 million Silver Wheaton common shares plus a payment of $3.90 per ounce of delivered refined silver, subject to adjustment. As a result, effective October 15, 2004, Wheaton owned approximately 75% of the shares of Silver Wheaton and will consolidate Silver Wheaton’s financial statements from that date.

In 2004, Wheaton expects to produce approximately 600,000 gold equivalent ounces at a cash cost of less than $50 per ounce. By 2006, with the Los Filos and Amapari projects in operation, overall production will increase to 900,000 gold equivalent ounces at a total cash cost of less than $100 per ounce.

Additional information relating to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.

This Management’s Discussion & Analysis contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Company are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed in Company documents filed from time to time with the Toronto Stock Exchange and other regulatory authorities.

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